EXHIBIT 12
JOHNSON CONTROLS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
The following table shows our ratio of earnings to fixed charges for the quarter ended December 31, 2009 and year ended September 30, 2009:

	Quarter Ended	Year Ended
(Dollars in millions)	December 31, 2009	September 30, 2009
Net income (loss) attributable to Johnson Controls, Inc.	$350.0	$(337.8)
Provision for income taxes	4.9	32.5
Income (loss) attributable to noncontrolling interests	15.7	(12.2)
(Income) loss from equity affiliates	(53.1)	76.8
Distributed income of equity affiliates	40.8	158.3
Amortization of previously capitalized interest	2.7	10.3
Fixed charges less capitalized interest	70.3	492.1

Earnings	$431.3	$420.0

Fixed charges:
Interest incurred and amortization of debt expense	$39.0	$374.7
Estimated portion of rent expense	34.8	134.5
Fixed charges	73.8	509.2
Less: Interest capitalized during the period	(3.5)	(17.1)

Fixed charges less capitalized interest	$70.3	$492.1

Ratio of earnings to fixed charges	5.8	*

*	The ratio coverage for the year ended September 30, 2009 was less than 1:1. The Company must generate additional earnings of $89.2 million to achieve a coverage ratio of 1:1.
For the purposes of computing this ratio, “earnings” consist of net income or loss attributable to Johnson Controls, Inc. from continuing operations before income taxes, income or loss attributable to noncontolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.